Exhibit 4(d)

LINE OF CREDIT NOTE

$10,000,000	April 6, 2002
Maximum Amount and Interest	Kansas City, Missouri

FOR VALUE RECEIVED, the undersigned, MGP INGREDIENTS, INC., a Kansas corporation (“Borrower”), hereby promises to pay to the order of Commerce Bank, N.A. (“Bank”), at its offices in Kansas City, Missouri, the aggregate unpaid principal amount and accrued interest of all borrowings hereunder on November 30, 2003. The aggregate unpaid principal amount shall become immediately due and payable, without demand or further action on the part of Bank, upon the occurrence of an Event of Default as set forth in the Ninth Amended Line of Credit Loan Agreement of even date herewith (the “Agreement”).

This Line of Credit Note shall bear interest at the per annum rates as set forth in the Agreement. Accrued interest shall be paid on the days provided therefor in the Agreement and upon the due date and payment (including prepayment) in full of the unpaid principal amount hereof. Accrued interest shall be calculated on the actual number of days outstanding based on a year consisting of 360 days. After maturity (whether by demand, acceleration or otherwise), this Line of Credit Note shall bear interest at 3% in excess of the Prime Rate (as that term is defined in the Agreement), and if not paid monthly, such interest shall be compounded monthly.

So long as the Agreement has not been terminated, Borrower may, from the date of this Line of Credit Note borrow, repay and reborrow sums, at any one time outstanding, not to exceed $10,000,000 until and including November 30, 2003. Bank is authorized to endorse on the schedule annexed hereto and made a part hereof, or on a continuation thereof, or to otherwise record in a manner satisfactory to the Bank, appropriate notations evidencing the date and amount of each advance, and the date and amount of each payment, which endorsement or recording shall constitute prima facie evidence of the accuracy of the information endorsed or recorded; provided, however, that the failure to make such notations or recordings shall not affect the obligations of Borrower under this Line of Credit Note or the Agreement or affect the validity of any payment with respect thereto.

Borrower hereby waives presentment, protest, demand and notice of dishonor or default.

This Line of Credit Note is issued pursuant to the terms of the Agreement, to which Agreement, and any amendments thereto, reference is hereby made for a statement of the terms and conditions under which this borrowing was made, and is to be repaid.

IN WITNESS WHEREOF, Borrower has duly caused this Line of Credit Note to be executed and delivered as of the date first written above.

MIDWEST GRAIN PRODUCTS, INC.

By: /s/ Ladd M. Seaberg Title: President and CEO

By: /s/ Robert G. Booe Title: V.P. -CFO